[PUBLICIS GROUPE LOGO]

                          First Quarter 2004 Revenues

                               Paris, May 5, 2004

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THE MARKET IN 1Q 2004
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o  Growth confirmed in North America.

o In Europe, the trend to stabilization is spreading except in Northern Europe, where market deterioration continues.

o  Recovery firming in Latin America.

o  Strong growth continues in Asia, particularly in China and Japan.

o Differences from sector to sector are fading, with the situation of each advertiser more important.


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PUBLICIS GROUPE IN 1Q 2004
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o  Organic growth of +4.4% mainly fueled by business in North America, Asia and
   Latin America.

o  Business in Southern Europe drives positive overall growth in Europe.

o  Good results in New Business:
   $415 million in advertising and SAMS
   $600 million in media buying and consultancy

                              $1015 million (net)
                              (euro 830 million)
                              to the end of March


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REVENUES TO MARCH, 31 2004
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(euro) million)

        1Q 2003                                                 1Q 2004
         905                           -4.3%                      866


o  Very few changes in scope of consolidation.

o  Exchange rates have negative impact.

o  Organic growth: +4.4%


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1Q 2004 ORGANIC GROWTH CALCULATION
--------------------------------------------------------------------------------
(euro)million)

        2003 Revenues                                           905

        Exchange rates impact                                   (71)
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                                                                834

        Acquisitions/disposals and                              (4)
        discontinued businesses
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        2003 Revenues @ 2004 rates
        and structure (a)                                       830

        2004 Revenues (b)                                       866
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        ORGANIC GROWTH (b)/(a)                                 +4.4%


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IMPACT OF EXCHANGE RATES IN 1Q 2004
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o  85% of  negative  exchange-rate  effect  due to US  dollar.


                Average rate                            Average rate
                  1Q 2003                                  1Q 2004
                ------------                            ------------
        US$/euro  0.93170               -14.2%             0.79970



                                 Total impact of
                        currency translation on revenues:
                               - (euro)71 million


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REVENUES TO MARCH 31 BY GEOGRAPHY
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(euro million)


                                                2003    2004    ORGANIC GROWTH

Europe                                          348     350         +1.8%

North America                                   427     381         +4.2%

Asia Pacific                                     82      85         +9.1%

Latin America                                    32      36        +21.0%

Resf of World                                    16      14        +11.4%
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TOTAL                                           905     866         +4.4%


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1Q 2004 REVENUES BY GEOGRAPHY
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                                  [PIE CHART]

                                  Europe 40.4%

                              North America 44.0%

                               Latin America 4.2%

                               Asia Pacific 9.8%

                                    RoW 1.6%

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REVENUES TO MARCH 31, 2004
TRENDS BY REGION
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o  Europe:

   -  France/Germany    Revenues steadying

   -  UK                Modest rise

   -  Italy/Spain       Strong Q1 growth

   -  Other             Persistently difficult business conditions
      (Northern Europe)

o  US                   Firm growth continues

o  Asia-Pacific         Vigorous growth

o  Latin America/       Steep rise in revenues
   Middle East

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1Q 2004 REVENUES
SELECTED GROWTH RATES BY COUNTRY
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        > +10%          +5-10%          +0-5%           <0%

        Mexico          Australia       UK              France
        Brazil          Singapore       Germany         Switzerland
        China           Philippines     US              Netherlands
        Malaysia        Japan           Canada          Denmark
        Russia                                          Finland
        Indonesia



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1Q 2004 NEW BUSINESS
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                             euro 830 million (net)
                                   Major Wins
                                   ----------

PUBLICIS WORLDWIDE:
L'Oreal/MiniNurse (China) - Agencia Tributaria (Spain) - 24 Hour Fitness (US) - Coeur de Lion and Fidelity Investments (France) - Purefoods (Philippines) - UDC (Italy) - S-Oil (Korea) - Jetstar and Gulf Air (Australia).

LEO BURNETT:
ConAgra/Life  Choice (US) - GM/Cadillac  (China) - Swatch  (Brazil) - McDonald's
(Thailand  and  India)  -  Supermercados   Norte  (Argentina)  -  Sogrape  wines
(Portugal) - Loterias del Estado and the Red Cross (Spain).

SAATCHI & Saatchi:
Toyota/Lexus (ext.) and Sagatiba Rum (Europe) - P&G/Olay Daily Facials and Saga Services motor insurance (UK) - Snowflake Beer (China) - Snipp Juices (Czech Rep.) - Yoplait (ext. - US) - Pacific Brands and Emirates Airline (Australasia).

OTHER NETWORKS AND AGENCIES:

o  FALLON:  BT Broadband  (UK) -  Volkswagen/Golf  (Japan) - ConAgra Snack Foods
   (US).

o  BEACON COMMUNICATIONS (Japan): McDonald's (jointly with Dentsu).

o  BROMLEY COMMUNICATIONS (US): Circuit City.


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1Q 2004 NEW BUSINESS
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                                   MAJOR WINS
                                   ----------
                                    (cont'd)


STARCOM MEDIAVEST GROUP (media counsel and buying):
Mars/Masterfoods,   Chuck  E.  Cheese   restaurants  and   Caterpillar   (US)  -
Interbrew/Beck's (Italy, Netherlands,  Czech Rep. and Ukraine) - Coca-Cola (Hong
Kong) - Capital One (Italy) - US Pharmacia (Poland).

ZENITHOPTIMEDIA (media counsel and buying):
Ferrero (US) - Wella and Transitions Optical (UK) - Heineken, Grupo SOS Cuetara, Multiopticas and Sygma bank (Spain).

SAMS (specialized agencies and marketing services):

o ARC NORTH AMERICA (US): California State - Haagen Dasz - Capital One - P&G/Always, Whisper and PUR.

o PUBLICIS HEALTHCARE COMMUNICATIONS GROUP: Roche + GsK/Boniva - Bristol-Myers Squibb + Sanofi-Synthelabo/Plavix - Abbott/Humira - AstraZeneca/Symbicort - Sanofi-Synthelabo/Eloxatin.

                                 MAJOR LOSSES:

                   Lexmark and Earthlink (US) in advertising
           Enterprise Rent-A-Car (US) in media buying and consulting




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2004 OUTLOOK
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o  Business growth should benefit from the good health of advertising markets in
   North America, Asia and Latin America, as well as from very gradual recovery on major European markets.

o New Business booked in 2003 should yield full benefits in the course of the year.

o  Realization of synergies with Bcom3 is moving ahead according to plan.

                            15% TARGET FOR FULL-YEAR
                           OPERATING MARGIN CONFIRMED.

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